Our File No.: 4006.106.acq	Edward L. Mayerhofer
Direct: 604.331.9543
February 22, 2006	Email: elm@mortonandco.com

U.S. Securities and Exchange Commission	VIA COURIER
100 F Street N.E., Stop 7010
Washington, DC
20549 USA

Attention:    Kevin Stertzel
                      Division of Corporation Finance

Dear Sirs:

Re:	Golden Queen Mining Co. Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2004
SEC File No. 0-21777

We are legal counsel for the above named company (the “Company”). The responses of the Company with regard to the Financial Statement section are further to our letter dated November 24, 2005, respecting the above filing, and are set forth below. Item numbering in this letter corresponds to the numbering in your letter.

In response to Staff’s comments, with respect specifically to the Company’s audited financial statements for 2004, the Company requests that the requested amendments be made to future fillings, as opposed to amending the current financial statements. The primary reason for this request is time and cost to the Company. In order to amend the Company’s financial statements for 2004, the independent accountants will need to reissue their audit report, which will involve substantial cost and time. We are presently preparing the 2005 audited financial statements, and a re-issue of the 2004 audit report may not be available for some time. The revisions and disclosures described in this letter would be included with the Company’s 2005 financial statements. Since the Company is not presently operating as a going concern or generating revenues, the required changes do not materially affect the earnings outlook, exploration results, or cash position, or other major financial data investors would look to for current investment decisions. The amendments to the disclosure are not of a nature that would change an investor’s ability to obtain enough information to make an informed investment decision about the Company’s securities.

The Company has assumed that Staff would be amenable to permitting the Company to include financial statement concerns in future filings. However the comments below and the draft financial statement pages attached as Exhibit “A” address the 2004 year end statements.

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 • Website: www.mortonandco.com
Telephone: 604.681.1194 • Facsimile: 604.681.9652 * A Partnership of Law Corporations

MORTON & COMPANY	Page 2

Financial Statements

Consolidated Statements of Cash Flows

5.

Exploration expenses have been historically classified as an investing activity in accordance with the Company’s previous use of Canadian GAAP in the preparation of financial statements. Going forward, the Company will restate this item as an operating activity. A restated 2004 statement of cash flows with the effect on the inception to date column is included herewith as Exhibit “A”.

6.	The line item “Deferred Exploration and Development Expenditures” will be changed to “Mineral Property Expenditures”.

7.	Policy disclosure with respect to mineral property costs will be clarified to define costs that are capitalized and exploration costs, if realized, are written off as incurred, as follows:

Carrying value of mineral interests

The cost of acquiring mineral property interests is capitalized. Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value. Capitalized amounts may also be written down if future cash flows, including potential sales proceeds related to the property are estimated to be less than the carrying value of the property. We review the carrying value of mineral property interests periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the property’s estimated fair value.

Exploration and development expenditures

Exploration and development expenditures are expensed as incurred. Once a mineral reserve has been established, all development costs will be capitalized and charged to operations on a unit-of-production method based on estimated recoverable reserves.

8.	See 9 below.

9.

The Company first established mineral reserves in 1990 that were confirmed in a feasibility study in 1996. Based on these reports, the Company believed the property had proven reserves and that development costs were properly capitalized under both US and Canadian GAAP. During 2000, as a result of low metal prices, the viability of the project was assessed and an asset impairment write-down was recorded in the accounts. The Company currently capitalizes its land holding costs on those portions of the property containing proven reserves, since 2000 and exploration costs, if incurred, have been written-off. Subsequent to

MORTON & COMPANY	Page 3

December 31, 2004, in the third fiscal quarter of 2005 the Company determined that it would no longer classify the property as having “reserves” due to the age of the past feasibility studies done on the property in 1996 and 1998. This change will be reflected in the December 31, 2005 year end financial statements.

10.

The core land holdings of the property remain in good standing. The Company has contacted all of its landowners and has determined that, while many of the agreements are technically in default, the landowners do not intend to initiate default proceedings.

The Company has met historical reclamation bonding requirements prescribed by the County of Kern as lead agency. The Company is preparing a reclamation plan to address an open pit mining operation incorporating current California backfilling requirements. Approval of the reclamation plan by the California Department of Conservation would likely place the Company in a position to seek financing for construction and operation of an open pit mining operation on the Soledad Mountain property.

11.

The company has contacted all of its landowners and has determined that, while many of the agreements are technically in default, the landowners do not intend to initiate the default proceedings. The Company has recently completed an equity financing, and will apply a portion of the proceeds to bring the mineral property rights into good standing. The Company has also entered into negotiation to pay out the remaining long term debt described in Note 6 to the financial statements. In future, disclosure will include the status of mineral property rights.

12.

As of December 31, 2004, the Company has accrued $100,000 for mining right and purchase agreement extensions from a corporate land-holder. The purchase agreement provides an option to purchase all of the issued and outstanding shares of the corporate land-holder, and does not allow for a partial equity interest based on payments made.

In future filings, the Company will disclose in the Summary of Significant Accounting Policies for Mineral Properties the policies as set out in 7 above.

Should you have any questions or comments, please do not hesitate to contact the writer at (604) 331-9543. For technical questions on the Soledad Mountain project, please contact Mr. Lutz Klingmann, President of the Company, at (604) 921-7570.

Yours truly,
MORTON & COMPANY

/s/ Edward L. Mayerhofer
Per:   Edward L. Mayerhofer

cc. Golden Queen Mining Co. Ltd., c/o Lutz Klingmann, President

MORTON & COMPANY	Page 4

Exhibit “A”

GOLDEN QUEEN MINING CO. LTD.
(an exploration stage company)
Consolidated Statements of Cash Flows (As restated)
(U.S. dollars)

			Cumulative Amounts
			From Date of Inception
	Year Ended	Year Ended	(November 21, 1985)
	December 31,	December 31,	through December 31,
	2004	2003	2004
Operating activities
Net loss	$(1,772,250)	$(744,516)	$(36,339,864)
Adjustments to reconcile net
loss to cash used in operating
activities:
Asset impairment loss	345,766	-	28,893,358
Abandoned mineral interests	-	-	277,251
Amortization and depreciation	12,187	14,303	417,435
Amortization of debt discount	196,000	179,000	375,000
Gain on disposition of
property and equipment	-	-	(10,032)
Stock option compensation
(Note 9)	-	127,326	148,782
Mineral property expenditures	-	-	(22,395,449)
Changes in assets and liabilities:
Receivables	(15,464)	(1,443)	(20,332)
Prepaid expenses and other
current assets	217	(1,625)	(110,725)
Accounts payable and accrued
liabilities	10,129	35,420	88,748
Royalty and mining rights
payable	25,000	25,000	172,484

Cash used in operating activities	(1,198,415)	(366,535)	(28,503,344)

Investing activities:
Purchase of mineral properties	-	-	(5,268,409)
Deposits on mineral properties	-	-	(1,017,551)
Purchase of reclamation bonds	(572,260)	-	(572,260)
Purchase of property and
equipment	-	-	(1,313,838)
Proceeds from sale of property
and equipment	-	-	47,153

Cash used in investing activities	(572,260)	-	(8,124,905)

Financing activities:
Borrowing under long-term debt	-	-	3,766,502
Payment of long-term debt	(43,008)	(5,479)	(1,235,626)
Proceeds from convertible debt	-	375,000	440,000

See Accompanying Summary of Accounting Policies and Notes to Consolidated Financial Statements.

MORTON & COMPANY	Page 5

GOLDEN QUEEN MINING CO. LTD.
(an exploration stage company)
Consolidated Statements of Cash Flows
(U.S. dollars)

			Cumulative Amounts
			From Date of
	Year Ended	Year Ended	Inception (November
	December 31,	December 31,	21, 1985) through
	2004	2003	December 31, 2004

Issuance of common shares for cash	3,092,143	24,379	16,683,992
Share issuance costs	(38,975)	-	(625,213)
Issuance of special warrants	-	-	18,091,667
Issuance of common shares upon
exercise of warrants	-	-	857,283

Cash provided by financing activities	3,010,160	393,900	37,978,605

Net change in cash and cash
equivalents	1,239,485	27,365	1,350,356

Cash and cash equivalents,
beginning balance	110,871	83,506	-

Cash and cash equivalents,
ending balance	$1,350,356	$110,871	$1,350,356

Supplemental disclosures of cash
flow information:

Cash paid during period for:
Interest	$98,677	$59,716	$1,064,253
Income taxes	$-	$-	$-

Non-cash financing and
investing activities:
Stock option compensation (Note 9)	$-	$127,326	$148,782
Exchange of notes for common
shares	$-	$-	$1,727,282
Exchange of note for future
royalty payments	$-	$-	$150,000
Common shares issued for mineral
property	$-	$-	$280,211
Mineral property acquired
through the issuance of long-
term debt	$-	$-	$1,084,833
Common shares issued upon
conversion of convertible debt
(Note 7)	$225,000	$-	$225,000
Asset retirement obligations	$345,766	$-	$345,766

See Accompanying Summary of Accounting Policies and Notes to Consolidated Financial Statements.